Exhibit 99.B

Q3 — 2003

Consolidated Financial Statements and

Supplemental Information

For the Three Months and Nine Months Ended

December 31, 2002 and December 31, 2001

(Unaudited)

Alliance Atlantis Communications Inc.

Management Report

The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of Management and have been approved by the Board of Directors.  The unaudited interim consolidated financial statements and supplemental information have been prepared by Management in accordance with Canadian generally accepted accounting principles.  The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on Management’s best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, Management of the Company has developed and maintains a system of internal accounting controls.  These controls are designed to ensure that the financial records are reliable for preparing the financial statements.  The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee.  The Audit Committee reviews the Company’s unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

February 28, 2003

MICHAEL MACMILLAN	RITA A. MIDDLETON
Chairman and Chief Executive Officer	Senior Vice President, Corporate Finance

Alliance Atlantis Communications Inc.

Consolidated Balance Sheets

(unaudited)

(in millions of Canadian dollars)

	December 31, 2002	March 31, 2002	December 31, 2001

Assets

Cash and cash equivalents	1.7	1.8	1.9
Accounts receivable	343.5	354.7	406.0
Loans receivable	8.4	10.0	30.5
Investment in film and television programs (note 2):
Broadcast Group	160.6	132.0	120.4
Motion Picture Distribution Group	137.0	123.7	132.0
Entertainment Group	540.0	462.3	535.6
Development costs	39.8	30.4	24.0
Property and equipment	80.3	91.0	86.1
Broadcast licences	110.4	110.4	74.5
Goodwill	152.5	152.5	161.0
Investments (note 13)	35.4	63.8	68.8
Future income taxes	123.8	126.1	119.2
Other assets	42.6	49.9	50.4
	1,776.0	1,708.6	1,810.4
Liabilities

Senior revolving credit facility (note 3)	129.5	97.9	143.0
Accounts payable and accrued liabilities	499.1	443.5	471.4
Income taxes payable	19.5	33.9	20.8
Deferred revenue	50.5	32.7	84.4
Term loans (note 4)	19.4	31.7	40.5
Senior subordinated notes (note 5)	474.0	477.0	477.0
Convertible debentures (note 6)	—	8.8	8.8
Minority interest	19.7	18.2	12.8
	1,211.7	1,143.7	1,258.7

Shareholders’ Equity

Share capital (note 7)	714.1	713.4	712.7
Deficit	(136.9)	(131.7)	(144.8)
Cumulative translation adjustments	(12.9)	(16.8)	(16.2)
	564.3	564.9	551.7
	1,776.0	1,708.6	1,810.4

Contingency (note 14)

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Earnings (Loss)

For the periods ended December 31, 2002 and December 31, 2001

(unaudited)

(in millions of Canadian dollars — except per share amounts)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001

Revenue
Broadcast Group — Operating Channels	44.8	35.5	120.2	96.7
Motion Picture Distribution Group	106.2	100.7	299.1	247.2
Entertainment Group	143.3	156.9	287.6	339.8
Other	0.3	2.3	1.1	13.3
	294.6	295.4	708.0	697.0
Broadcast Group — Developing Channels	4.3	2.0	13.3	6.2
	298.9	297.4	721.3	703.2
Direct operating expenses	215.2	215.0	511.2	505.8
Direct operating profit
Broadcast Group — Operating Channels	28.7	22.6	68.7	55.6
Motion Picture Distribution Group	15.5	18.8	57.0	52.4
Entertainment Group	37.3	38.7	74.4	75.9
Other	0.3	2.2	1.1	13.2
	81.8	82.3	201.2	197.1
Broadcast Group — Developing Channels	1.9	0.1	8.9	0.3
	83.7	82.4	210.1	197.4
Operating expenses	35.7	29.6	88.0	82.2
Earnings (loss) before undernoted
Broadcast Group — Operating Channels	20.3	16.6	48.7	39.7
Motion Picture Distribution Group	10.6	14.6	42.9	40.0
Entertainment Group	31.5	32.0	59.5	57.0
Other	(9.5)	(5.0)	(19.1)	(7.8)
	52.9	58.2	132.0	128.9
Broadcast Group — Developing Channels	(4.9)	(5.4)	(9.9)	(13.7)
	48.0	52.8	122.1	115.2
Amortization, including development costs charges	8.0	5.9	24.9	17.2
Interest, including amortization of amounts previously capitalized	19.1	18.8	59.6	56.3
Equity losses in affiliates	0.1	3.8	3.7	9.1
Minority interest	0.8	(0.9)	1.7	(0.8)
Earnings from operations before undernoted	20.0	25.2	32.2	33.4
Investment losses (gains), net (note 13)	24.1	—	24.2	(6.4)
Foreign exchange losses (gains)	(0.3)	1.5	(1.3)	1.5
Unusual items (note 12)	—	—	6.0	—
Earnings (loss) before income taxes	(3.8)	23.7	3.3	38.3
Provision for income taxes	7.2	2.9	8.5	4.4
Net earnings (loss) for the period	(11.0)	20.8	(5.2)	33.9
Earnings (loss) per Share
Basic	(0.26)	0.49	(0.12)	0.88
Diluted	(0.26)	0.48	(0.12)	0.87
Weighted average Shares outstanding (millions)
Basic	42.7	42.6	42.7	38.6
Diluted	42.8	43.1	42.8	39.2

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Retained Earnings (Deficit)

For the periods ended December 31, 2002 and December 31, 2001

(unaudited)

(in millions of Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001

Retained earnings (deficit) — beginning of period as previously reported	(125.9)	(156.0)	(121.5)	(168.8)
Adjustment for adoption of new accounting pronouncements (note 11 (b))	—	(9.6)	(10.2)	(9.9)
Deficit — beginning of period, restated	(125.9)	(165.6)	(131.7)	(178.7)
Net earnings (loss) for the period	(11.0)	20.8	(5.2)	33.9
Deficit — end of period	(136.9)	(144.8)	(136.9)	(144.8)

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.

Consolidated Statements of Cash Flows

For the periods ended December 31, 2002 and December 31, 2001

(unaudited)

(in millions of Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	(11.0)	20.8	(5.2)	33.9
Amortization of film and television programs:
Broadcast Group	15.1	11.9	48.5	38.8
Motion Picture Distribution Group	35.8	46.0	120.3	99.6
Entertainment Group	102.7	102.7	194.3	233.5
Development costs charges	2.7	2.3	7.2	5.9
Amortization of property and equipment	4.4	3.6	15.2	10.9
Amortization of other assets	2.3	1.5	6.7	4.3
Investment losses (gains), net	24.1	—	24.2	(6.4)
Equity losses in affiliates	0.1	3.8	3.7	9.1
Minority interest	0.8	(0.9)	1.7	(0.8)
Future income taxes	—	2.5	2.3	(1.8)
Investment in film and television programs:
Broadcast Group	(15.3)	(39.0)	(77.1)	(88.3)
Motion Picture Distribution Group	(53.9)	(45.3)	(133.6)	(144.4)
Entertainment Group	(84.7)	(157.3)	(272.0)	(403.7)
Development costs	(6.3)	(4.2)	(16.6)	(12.5)
Net changes in other non-cash balances related to operations	27.8	97.3	72.9	113.5
	44.6	45.7	(7.5)	(108.4)
Investing activities
Loans receivable	0.2	1.7	1.6	4.5
Property and equipment	(1.6)	(9.0)	(4.5)	(29.2)
Business acquisitions (note 9)	—	—	—	(22.8)
Minority interest	—	—	(0.2)	1.3
Long term investments	(0.4)	(4.1)	(0.6)	(6.8)
	(1.8)	(11.4)	(3.7)	(53.0)
Financing activities
Senior revolving credit facility	(41.1)	(9.5)	31.6	69.1
Term loans	(2.7)	(24.0)	(12.3)	(38.7)
Redemption of convertible debentures (note 6)	—	—	(8.8)	—
Issue of share capital	—	0.2	0.6	132.9
	(43.8)	(33.3)	11.1	163.3
Change in cash and cash equivalents	(1.0)	1.0	(0.1)	1.9
Cash and cash equivalents — beginning of period	2.7	0.9	1.8	—
Cash and cash equivalents— end of period	1.7	1.9	1.7	1.9

The accompanying notes and supplemental information form an integral part of these unaudited financial statements.

Alliance Atlantis Communications Inc.

Notes to Consolidated Financial Statements

December 31, 2002

(unaudited)

Alliance Atlantis Communications Inc. (the “Company”) is a vertically integrated Canadian broadcaster, creator and international distributor of filmed entertainment content, with significant ownership, either wholly or in part, of 18 complementary specialty television channels. The Company’s principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

1.          Significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1751, “Interim Financial Statements.” Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended March 31, 2002, as set out in the 2002 Annual Report.

In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended March 31, 2002 except for the accounting for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees, foreign currency translation and hedging relationships (as discussed in the following paragraphs).

On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, on a prospective basis. This section establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees. (See note 11 (a)).

On April 1, 2002, the Company adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation”, on a retroactive basis.  The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. (See note 11 (b)).

On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, “Hedging Relationships”. The new standard establishes criteria for identification and documentation of hedging relationships. (See note 11(c)).

2.            Investment in film and television programs (net of accumulated amortization)

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
December 2002

Theatrical Release
Released, net of accumulated amortization	—	121.1	92.6
Completed and not released	—	15.9	6.2
Programs in progress	—	—	8.6

Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	380.4
Acquired Library, net of accumulated amortization	—	—	27.1
Programs in progress	—	—	25.1
Broadcast rights, net of accumulated amortization	160.6	—	—
	160.6	137.0	540.0

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
March 2002

Theatrical Release
Released, net of accumulated amortization	—	101.3	60.4
Completed and not released	—	22.4	31.0
Programs in progress	—	—	20.2

Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	301.0
Acquired Library, net of accumulated amortization	—	—	28.3
Programs in progress	—	—	21.4
Broadcast rights, net of accumulated amortization	132.0	—	—
	132.0	123.7	462.3

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
December 2001

Theatrical Release
Released, net of accumulated amortization	—	103.5	82.9
Completed and not released	—	28.5	20.5
Programs in progress	—	—	23.0

Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	326.3
Acquired Library, net of accumulated amortization	—	—	28.5
Programs in progress	—	—	54.4
Broadcast rights, net of accumulated amortization	120.4	—	—
	120.4	132.0	535.6

3.              Senior revolving credit facility

		December 31, 2002	March 31, 2002	December 31, 2001
Senior revolving credit facility	— authorized	525.0	525.0	525.0
	— drawn	129.5	97.9	143.0

The senior revolving credit facility provides up to $500.0 in available committed credit bearing interest at rates ranging from the Bankers’ Acceptance rate and LIBO rate plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%.  The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

As at December 31, 2002, the Company had unused credit facilities aggregating $395.5 (March 2002 — $427.1; December 31, 2001 — $382.0) excluding the outstanding letters of credit of $71.2 (March 2002 — $65.4; December 2001 — $65.4).

The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

4.   Term loans

	December 31, 2002	March 31, 2002	December 31, 2001
Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	2.2	7.4	18.0
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	2.6	2.9	3.3
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	11.2	15.9	13.8

Obligations under capital lease	3.4	5.5	5.4
	19.4	31.7	40.5

The availability of the limited-recourse term loans is subject to the Company maintaining asset, interest and indebtedness coverage ratios related to one of its subsidiaries.

Required principal repayments are as follows:

2004	10.3
2005	7.0
2006	1.5
2007	0.6
2008	—
Due subsequent	—
19.4

5.              Senior subordinated notes

On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control.  The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company’s subsidiaries, including trade payables.  The Company received proceeds of $210.9, net of $8.6 of expenses, which were included in deferred charges.

On June 13, 2000 and January 25, 2001, the Company issued an additional US$55.0 and US$95.0 senior subordinated notes, respectively.  The US$95.0 issuance was issued at a 1% discount.  The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999.  The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount which were included in deferred charges.

6.              Convertible debentures

In April 2002, the convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest.

7.              Share capital

	December 31, 2002	March 31, 2002	December 31, 2001
Class A Voting Shares — 3,775,752 (March — 3,775,152)	52.7	52.7	53.2
Class B Non-Voting Shares — 38,923,288 (March — 38,872,416)	661.3	660.7	659.5
Contributed Surplus	0.1	—	—
	714.1	713.4	712.7

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares are convertible at any time at the holder’s option into one fully paid and non-assessable, Class B Non-Voting Share.  The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

During the period April 1, 2002 to December 31, 2002, 100 Class A Voting Shares were converted into 100 Class B Non-Voting Shares.  In addition, 700 Class A Voting Shares and 50,772 Class B Non-Voting Shares were issued under the Company’s employee stock option plans, employee share purchase plan and Director’s and Officer’s alternate compensation plan.

During the period April 1, 2002 to December 31, 2002, the Company recorded contributed surplus of $0.1 as a result of compensation expense on the granting of stock options to its employees.  (See note 11 (a)).

As at February 26, 2003, there were 3,775,752 Class A Voting Shares and 38,923,288 Class B Non-Voting Shares issued and outstanding.

8.     Interest, including amortization of interest previously capitalized

	Three months ended December 31,		Nine months ended December 31,
	2002	2001	2002	2001
Senior revolving credit facility	2.3	3.5	8.4	11.9
Term loans	1.3	1.9	4.7	4.8
Senior subordinated notes	15.3	15.4	45.5	45.1
Convertible debentures	—	0.1	—	0.4
Interest income	—	(0.1)	(0.6)	(1.0)
Interest capitalized during the period	(4.3)	(5.6)	(9.9)	(16.5)
Amortization of interest previously capitalized	3.1	2.1	7.3	7.7
	17.7	17.3	55.4	52.4
Amortization of deferred financing costs	1.4	1.5	4.2	3.9
	19.1	18.8	59.6	56.3

The weighted average interest rate for the nine months ended December 31, 2002 was 10.4% (2001—11.0%).

9.      Business acquisitions

During the nine months ended December 31, 2001, the following acquisition was completed:

In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited (Salter Street), a Nova Scotia based entertainment company that developed, produced and distributed original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition has been accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition.  As at December 31, 2001, the purchase price allocation for the Salter Street acquisition had not yet been finalized. As a result, at that time, the value related to the broadcast licence was assigned to goodwill.  By March 31, 2002, the Company had finalized the purchase price allocation and transferred $11.0 from goodwill to broadcast licences.

The purchase consideration was allocated as follows:

Salter Street

Cash and cash equivalents	4.1
Accounts receivable	30.8
Investment in film and television programs	15.2
Property and equipment	4.9
Goodwill	61.6
Broadcast licences	11.0
Future income taxes	3.0
Other assets	2.4
133.0
Liabilities assumed	47.7
Net assets acquired	85.3

10.      Segmented information

The Company’s principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company’s specialty television channels which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group includes the acquisition, distribution and financing of motion pictures. The Entertainment Group is involved in the development, production, acquisition and distribution of in-house motion pictures, prime time television drama, children’s and documentary programming. Other activities primarily comprise the structured filmed entertainment financing business and corporate functions.  While the Entertainment Group comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

Management focuses on and measures the results of operations based on the direct operating margin and the earnings before undernoted, as presented on the Company’s consolidated statements of earnings, provided by each business segment.  Direct operating margin is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating the revenue streams.  In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising spend incurred to earn revenue.  In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission (“CRTC”).  These include costs to create the on-air look and on-air promotion of programs.  Earnings before undernoted is defined as direct operating margin less non-direct operating expenses, which include period costs that are not directly attributable to the product.  These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

As the results of operations by segment are presented on the consolidated statements of earnings, the information is not repeated in this note.  As shown on the consolidated statements of earnings, the Company’s revenue, direct operating profit and earnings before undernoted related to the Broadcast Group are reported with a distinction between the Company’s operating channels and developing channels.  The Company’s specialty television channels are transferred from developing channels status to operating channels status at the earliest of (a) two years from the date of launch of the service, (b) when management’s predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained.  Management has not presented the Broadcast Group’s total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels.  As a result, the following table shows these amounts for the Broadcast Group as a whole.

Information on the reportable operating segments is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
Three months ended December 31,
2002
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	407.2	294.0	981.4	93.4	1,776.0
Additions to property and equipment	—	—	0.6	1.0	1.6
Additions to goodwill	—	—	—	—	—
2001
Goodwill	1.1	—	107.1	52.8	161.0
Total assets	258.9	300.9	1,024.1	226.5	1,810.4
Additions to property and equipment	7.5	0.3	0.6	0.6	9.0
Additions to goodwill	—	—	—	—	—
Nine months ended December 31,
2002
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	407.2	294.0	981.4	93.4	1,776.0
Additions to property and equipment	0.3	0.1	1.7	2.4	4.5
Additions to goodwill	—	—	—	—	—
2001
Goodwill	1.1	—	107.1	52.8	161.0
Total assets	258.9	300.9	1,024.1	226.5	1,810.4
Additions to property and equipment	21.6	0.9	2.4	4.3	29.2
Additions to goodwill	—	—	17.2	52.8	70.0

For the three months ended December 31, 2002, segment revenues, as shown on the consolidated statements of earnings, are net of intersegment sales of programming of $0.1 (2001 - $11.8) from the Motion Picture Distribution Group to the Broadcast Group and $0.5 (2001 - $1.2) from the Entertainment Group to the Broadcast Group.

For the nine months ended December 31, 2002, segment revenues, as shown on the consolidated statements of earnings, are net of intersegment sales of programming of $4.8 (2001 - $14.1) from the Motion Picture Distribution Group to the Broadcast Group and $1.5 (2001 - $2.0) from the Entertainment Group to the Broadcast Group.

As at December 31, 2001, the purchase price allocation for the Salter Street acquisition had not yet been finalized. As a result, at that time, the value related to the broadcast licence was assigned to goodwill.  By March 31, 2002, the Company had finalized the purchase price allocation and transferred $11.0 from goodwill to broadcast licences.

Geographical information, based on customer location, is as follows:

	Three months ended December 31,		Nine months ended December 31,
Revenue	2002	2001	2002	2001
Canadian	165.3	110.7	449.0	419.6
U.S.	72.5	92.7	126.7	141.2
Other Foreign	61.1	94.0	145.6	142.4
	298.9	297.4	721.3	703.2

All of the Company’s broadcast licences and goodwill, and the majority of the Company’s property and equipment, are in Canada.

The following table outlines further information on the Company’s Broadcast Group products and/or services that have not been shown on the consolidated statements of earnings (loss).

	Three months ended December 31,		Nine months ended December 31
Broadcast Group Revenue*	2002	2001	2002	2001
Operating Channels
Subscriber	19.7	17.5	58.4	54.2
Advertising and other	25.1	18.0	61.8	42.5
	44.8	35.5	120.2	96.7

Developing Channels
Subscriber	3.9	1.1	11.3	2.8
Advertising and other	0.4	0.9	2.0	3.4
	4.3	2.0	13.3	6.2
Total Broadcast Group	49.1	37.5	133.5	102.9

*The Company’s 50% owned French-language channels, Series+ and Historia, were moved to Operating Channels from their previous Developing Channels status on April 1, 2002.  The prior year’s results continue to reflect their Developing Channels status at that time.

11.    New accounting standards

a)       On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, on a prospective basis.  The new standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting.  There is no impact on the Company’s net earnings or earnings per share for the nine months ended December 31, 2002 as a result of the adoption of this new standard.  The Company was previously in compliance with this new standard as the compensation costs associated with such payments and awards were expensed in the statement of earnings.

Additionally, for stock options granted to its employees, the new standard does not require the Company to recognize a compensation expense if the Company chooses the disclosure-only method of adoption.  Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts.

The Company has, however, chosen to record compensation expense related to the grant of stock options to its employees.  For the nine months ended December 31, 2002 the expense related to the granting of stock options to employees was $0.1 and had no impact on basic and diluted earnings per share.

The fair value of each employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model.  The following assumptions were used for employee stock options granted during the nine months ended December 31, 2002:  expected dividend yield of 0.0%, expected volatility of 50%, risk-free interest rate of 4.5% and expected life of 5.0 years.  As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

The Company has Employee Stock Option Plans that provide for the issuance of up to 17,312 Class A Voting Shares and 4,783,676 Class B Non-Voting Shares. These options generally vest in equal annual amounts over four or five years. No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans may not have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.  Stock option activity for the nine months ended December 31, 2002 is as follows:

	Number of Shares			Weighted average exercise
	Voting	Non-Voting	Total	price
Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	90,000	90,000	16.18
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(107,000)	(107,000)	23.48
Expired	—	—	—	—
Outstanding at December 31, 2002	17,312	2,746,230	2,763,542	21.21
Exercisable at December 31, 2002	17,312	1,923,078	1,940,390	22.56

At December 31, 2002, 2,763,542 options were outstanding with exercise prices ranging from $5.16 to $32.00 and with a weighted average remaining contractual life of 6.06 years. The options are distributed by exercise price as follows:

Range of exercise prices	Number of options	Weighted average contractual life	Weighted average exercise price
$5.16 to 12.00	86,086	4.98	9.99
$12.01 to 18.00	727,306	7.65	15.25
$18.01 to 27.00	1,825,650	5.77	23.50
$27.01 to 32.00	124,500	1.70	30.11

Range of exercise prices	Number of exercisable options	Weighted average exercise price
$5.16 to 12.00	86,086	9.99
$12.01 to 18.00	320,164	15.10
$18.01 to 27.00	1,409,640	24.35
$27.01 to 32.00	124,500	30.11

b)       On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, “Foreign Currency Translation.”  The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items.  At March 31, 2002, the Company had $12.0 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets have been reduced by $12.0, opening retained earnings reduced by $10.2 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on net earnings for both the three months and nine months ended December 31, 2002 was a foreign exchange gain of $0.8, net of income taxes of $0.2.

At March 31, 2001 the Company had $11.7 of unamortized foreign exchange losses related to the revaluation of U.S. denominated senior subordinated notes. Accordingly, other assets as at March 31, 2001 have been reduced by $11.7, opening retained earnings reduced by $9.9 and future income taxes have increased by $1.8. The impact of the adoption of this new standard on net earnings for both the three months and nine months ended December 31, 2001 was a foreign exchange loss of $1.3, net of income tax recovery of $0.2. The impact of the adoption on earnings per share for both the three months and nine months ended December 31, 2001 was $0.03.

c)       On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, “Hedging Relationships.” The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

12.    Unusual items

In April 2002, the Company reduced its staffing levels in the Broadcast Group.  The Company incurred $0.6 in restructuring charges including cash expenses for employee severance and professional fees related to the elimination of 37 positions.

In May 2002 and September 2002, the Company made production financing non-fulfillment payments of $3.0 and $2.4 respectively to Serendipity Point Projects Inc. (“Serendipity”) pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

13.  Investments

The Company holds a 32% equity interest in Headline Media Group Inc. (“HMG”), a publicly traded company, consisting of 32% of the Class A Subordinate Voting Shares and 44.34% of the Special Voting Shares.  Under a Voting Rights Agreement dated November 24, 2000, the Company gave Levfam Holdings Inc., the controlling shareholder of HMG, the right to vote its Class A Subordinate Voting Shares and its Special Voting Shares, except in respect of certain matters that are considered by management of the Company to be protective rights.  The Special Voting Shares entitled the holders as a class to elect the majority of the board of directors.  However, through The Respective Rights Agreement, dated November 24, 2000, among the Company, HMG, LevFam Holdings Inc., and certain other investors, the Company retained certain rights including the right to nominate certain board members for election to the board of HMG and certain of its subsidiaries.     In July 2002, the Company entered into a standstill agreement with LevFam Holdings Inc. whereby the Company irrevocably relinquished, without monetary consideration, its rights to nominate board members of HMG or any of its subsidiaries while the Company holds its investment in HMG.  Concurrent with signing the standstill agreement, the Company’s nominees for directors of HMG and its subsidiaries resigned their respective positions.

As a result of these events, including the Company’s current intention not to increase its ownership position in HMG, management has concluded that the Company no longer has the ability to exercise significant influence.  Accordingly, effective July 24, 2002, the Company has ceased to account for its investment in HMG using the equity method of accounting and accounts for its investment using the cost method.

In previous periods, the Company invested $31.0 of cash and other assets for its 32% interest in HMG.  The carrying value of the investment amounted to $27.3 in July 2002 when it was transferred from long-term investments accounted for by the equity method to investments at cost.

In February 2003, the Company concluded a review of the value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the three months and nine months ended December 31, 2002 include an impairment charge of $24.1 related to the Company’s investment in HMG.

14.  Contingency

From time to time the Company is subject to reassessments in respect of prior years’ tax returns.  In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0, including interest and penalties.

The Company intends to pursue all available administrative and judicial appeals in respect of this reassessment.  The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings.  A liability for the amount will be recorded should it become probable that the income tax authority’s position will be upheld, or if the Company exhausts its appeals.  The Company makes adequate provision for expected losses in relation to the possibility of any challenges of previous filing positions.

15.  Seasonality

The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program’s revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture license agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license agreement and delivery of the television program or motion picture.

Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third and, particularly the fourth calendar quarter. Also, debt levels generally increase substantially between the fiscal year end on March 31 and the end of the first quarter on June 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

16.    Comparative amounts

Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

The financial statements for the three months and nine months ended December 31, 2001 have been restated to reflect the retroactive adoption of CICA Handbook Section 1650 “Foreign Currency Translation”.